
September 20, 2021

Jeffrey Chugg
Vice President, Legal
TaskUs, Inc.
1650 Independence Drive, Suite 100
New Braunfels, TX 78132

      Re: TaskUs, Inc.
          Draft Registration Statement on Form S-1
          Submitted September 17, 2021
          CIK No. 0001829864

Dear Mr. Chugg:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Technology

cc: Edgar J. Lewandowski